August 31, 2010	TSX: QC
NYSE AMEX: QCC

QUEST ANNOUNCES OUTCOME
OF ITS SUBSTANTIAL ISSUER BID

Vancouver, British Columbia - Quest Capital Corp. (“Quest” or the “Corporation”) announced today the results of its modified “Dutch Auction” substantial issuer bid to purchase for cancellation up to Cdn$60 million in value of its common shares (the “Offer”), which expired at 5:00 p.m. (Toronto time) on August 30, 2010.

Based on the report provided by the depositary for the Offer, 489,342 common shares have been properly deposited as at the expiration of the Offer (and not withdrawn). Pursuant to the terms of the Offer, Quest has determined the purchase price to be Cdn$1.60 per common share (the “Purchase Price”).

“The Corporation is pleased with the outcome of the substantial issuer bid,” said Peter Grosskopf, incoming President and CEO. “With so few shares tendered and solid support from our shareholders, the Corporation is looking forward to bringing Quest back to its roots as Sprott Resource Lending Corp.”

All common shares properly deposited (and not withdrawn) under the Offer at or below the Purchase Price are expected to be purchased by the Corporation, in accordance with the terms of the Offer, at the Purchase Price. The aggregate consideration for the common shares to be taken up and accepted for purchase and cancellation by the Corporation will be Cdn$782,947. Payment for such common shares will be made as soon as practicable following take-up by the Corporation, but otherwise in compliance with the Offer. Common shares not validly deposited under the Offer will be returned to the applicable shareholders as promptly as possible.

The common shares to be purchased under the Offer represent approximately 0.35% of the common shares issued and outstanding as of August 30, 2010. After such purchase, approximately 139,044,758 common shares will remain outstanding.

The Corporation has determined that the “paid-up capital” (within the meaning of the Tax Act) is Cdn$1.1896 per common share. The difference between the Purchase Price and paid-up capital per share will be treated as interest in the hands of those shareholders who have deposited their shares (and not withdrawn) under the Offer. Should the Corporation not continue as a mortgage investment corporation for the remaining taxation year of the Corporation, the difference between the Purchase Price and the paid-up capital will be treated as dividends rather than interest. The balance of the amount paid by the Corporation will be considered proceeds of disposition of such shares.

About Quest

Quest Capital Corp. is a publicly traded mortgage investment corporation. As a natural resource lender, Quest will ultimately cease to be a mortgage investment corporation. Accordingly, Quest will provide further guidance as to its ability or intention to remain a mortgage investment corporation for the remainder of the current fiscal year.

For more information about Quest, please visit our website (www.questcapcorp.com) or SEDAR (www.sedar.com) or contact:

A. Murray Sinclair (Chairman) or Jim Grosdanis (CFO)
(800) 318-3094 or (604) 687-8378

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CAUTION REGARDING FORWARD-LOOKING INFORMATION

This press release may include certain statements that constitute “forward-looking statements”, and “forward looking information” within the meaning of applicable securities laws (“forward-looking statements” and “forward-looking information” are collectively referred to as “forward-looking statements”, unless otherwise stated). Such forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Forward-looking statements may relate to the Corporation’s future outlook and anticipated events or results and may include statements regarding the Corporation’s future financial position, business strategy, budgets, litigation, projected costs, financial results, taxes, plans and objectives. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. These forward-looking statements were derived utilizing numerous assumptions regarding expected growth, results of operations, performance and business prospects and opportunities that could cause our actual results to differ materially from those in the forward-looking statements. While the Corporation considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Forward-looking statements should not be read as a guarantee of future performance or results. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward looking statements. To the extent any forward-looking statements constitute future-oriented financial information or financial outlooks, as those terms are defined under applicable Canadian securities laws, such statements are being provided to describe the current potential of the Corporation and readers are cautioned that these statements may not be appropriate for any other purpose, including investment decisions. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward looking statements contained in this press release are expressly qualified in their entirety by this cautionary notice.